Exhibit 12

MGIC INVESTMENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio data)

		Year ended December 31,
	Three Months Ended March 31, 2013	2012	2011	2010	2009	2008

Loss before taxes and equity investees	$(71,791)	$(928,644)	$(484,299)	$(359,400)	$(1,765,053)	$(947,639)

Distributions from equity investees	-	-	-	-	-	22,204

Net loss	(71,791)	(928,644)	(484,299)	(359,400)	(1,765,053)	(925,435)

Fixed charges:
Interest expense	15,345	59,526	69,135	70,621	65,485	65,659
Amortization of debt expense	11,061	39,818	34,136	27,968	23,781	15,415
Rent expense (1/4 for 2013-2010, 1/3 for 2009-2008)
(reasonable approximation of the interest factor)	541	2,224	2,429	2,566	3,531	4,074

Total fixed charges	26,947	101,568	105,700	101,155	92,797	85,148

Net loss and fixed charges	$(44,844)	$(827,076)	$(378,599)	$(258,245)	$(1,672,256)	$(840,287)

Ratio of net loss and fixed charges to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1) Total earnings were insufficient to cover fixed charges by $71.8 million, $928.6 million, $484.3 million, $359.4 million, $1.8 billion and $925.4 million for the three months ended March 31, 2013, and the years 2012, 2011, 2010, 2009 and 2008, respectively. Total net loss includes net losses incurred of $266.2 million, $2.1 billion, $1.7 billion, $1.6 billion, $3.4 billion and $3.1 billion for the three months ended March 31, 2013, and the years 2012, 2011, 2010, 2009 and 2008, respectively.